Exhibit 99.1

ObsEva announces new composition of its Executive Committee

Geneva, Switzerland and Boston, MA – September 11, 2019 – ObsEva SA (NASDAQ: OBSV / SIX: OBSN), a Swiss clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy, announce today changes to the composition of its Executive Committee following approval by its Board of Directors

Effective today, the following members of ObsEva’s Executive Committee are:

•	Ernest Loumaye, Chief Executive Officer and Co-Founder

•	Tim Adams, Chief Financial Officer

•	Elizabeth Garner, Chief Medical Officer

•	Jean-Pierre Gotteland, Chief Scientific Officer and Head of Research and Development

•	Wim Souverijns, Chief Commercial Officer

Elke Bestel, Vice-President, Head of Drug Safety and Pharmacovigilance, Ben Tan, Vice-President Commercial and Business Development and Fabien de Ladonchamps, Vice-President Corporate Affairs and Finance step down from the Executive Committee with immediate effect, but remain members of the company’s senior management.

Ernest Loumaye, CEO and Co-Founder of ObsEva said: “With the hiring of Wim Souverijns and Elizabeth Garner, the Board believes that it now has an Executive Committee with all the required talents the company needs to steer it through its important upcoming milestones. We would like to warmly thank the talented outgoing members of the management team, for their excellent contribution to the Executive Committee to date”.

About ObsEva

ObsEva is a clinical-stage biopharmaceutical company focused on the clinical development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor and improving IVF outcomes. ObsEva is listed on The NASDAQ Global Select Market and is trading under the ticker symbol “OBSV”, as well as on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”.

For more information, please visit www.ObsEva.com.

Cautionary Note Regarding Forward Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan,” “potential,” “will,” and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding the clinical development of ObsEva’s product candidates. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials, clinical development and related interactions with regulators, ObsEva’s reliance on third parties over which it may not always have full control, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2018, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.obseva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

Disclaimer

This is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States unless they are registered or exempt from registration. Any public offering of securities in the United States, if any, will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management as well as financial statements.

This material does not constitute or contain any offer to sell or invitation to subscribe or make commitments for or in respect of any security in any jurisdiction. There may be restrictions on the distribution of this material in certain jurisdictions, including Canada, Australia, Japan and the member states of the European Economic Area and the United Kingdom of Great Britain and Northern Ireland. Persons into whose possession this material may come are required to inform themselves of and observe any such restrictions.

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For further information, please contact:

Media Contact Switzerland and Europe:

Christophe Lamps

Dynamics Group

cla@dynamicsgroup.ch

+41 22 308 6220 Office

+41 79 476 26 87 Mobile

Media Contact U.S.:

Marion Janic

RooneyPartners LLC

mjanic@rooneyco.com

+1 212 223 4047 Office

+1 646 537 5649 Mobile

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

+1 857 972 9347 Office

+1 781 366 5726 Mobile